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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 16)*


                          Wilmington Trust Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common stock
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                         (Title of Class of Securities)

                                   971807-102
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X] Rule 13d-1(b)
          [_] Rule 13d-(c)
          [_] Rule 13d-1(d)
---------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 971807-102                  13G                     Page 2 of 10 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilmington Trust Corporation
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                            (a) [X]
                            (b) [_]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware corporation
--------------------------------------------------------------------------------
  NUMBER OF       5.   SOLE VOTING POWER             2,515,298
   SHARES         ______________________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER           1,427,920
  OWNED BY        ______________________________________________________________
    EACH          7.   SOLE DISPOSITIVE POWER        1,343,874
  REPORTING       ______________________________________________________________
   PERSON         8.   SHARED DISPOSITIVE POWER      1,475,818
    WITH:
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,969,778
-------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*    [_]      N/A
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.0%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                    HC
--------------------------------------------------------------------------------



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CUSIP No. 971807-102                  13G                     Page 3 of 10 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilmington Trust Company
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                             (a) [X]
                             (b) [_]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware corporation
--------------------------------------------------------------------------------
  NUMBER OF       5.   SOLE VOTING POWER             2,459,618
   SHARES         ______________________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER           1,377,010
  OWNED BY        ______________________________________________________________
    EACH          7.   SOLE DISPOSITIVE POWER        1,308,340
  REPORTING       ______________________________________________________________
   PERSON         8.   SHARED DISPOSITIVE POWER      1,429,776
    WITH:
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,863,188
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*    [_]     N/A
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.9 %
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                    HC
--------------------------------------------------------------------------------



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CUSIP No. 971807-102                   13G                    Page 4 of 10 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Wilmington Trust of Pennsylvania
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                             (a) [X]
                             (b) [_]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania banking corporation
--------------------------------------------------------------------------------
  NUMBER OF       5.   SOLE VOTING POWER             19,964
   SHARES         ______________________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER           4,468
  OWNED BY        ______________________________________________________________
    EACH          7.   SOLE DISPOSITIVE POWER        19,964
  REPORTING       ______________________________________________________________
   PERSON         8.   SHARED DISPOSITIVE POWER      4,468
    WITH:
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    24,432
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*   [_]       N/A
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    % 0.0
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                    BK



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CUSIP No. 971807-102                   13G                    Page 5 of 10 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilmington Trust FSB
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                             (a) [X]
                             (b) [_]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Savings Bank
--------------------------------------------------------------------------------
  NUMBER OF       5.   SOLE VOTING POWER             35,716
   SHARES         ______________________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER           46,442
  OWNED BY        ______________________________________________________________
    EACH          7.   SOLE DISPOSITIVE POWER        15,570
  REPORTING       ______________________________________________________________
   PERSON         8.   SHARED DISPOSITIVE POWER      41,574
    WITH:
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    82,158
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*   [_]       N/A
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   0.1%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                    BK


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CUSIP No. 971807-102                   13G                    Page 6 of 10 Pages
--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:

            Wilmington Trust Corporation
--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

            1100 North Market Street
            Wilmington, DE  19890
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Item 2(a).  Name of Person Filing:

            Wilmington Trust Corporation, Wilmington Trust Company,
            Wilmington Trust of Pennsylvania and Wilmington Trust FSB
--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            1100 North Market Street
            Wilmington, DE  19890
--------------------------------------------------------------------------------
Item 2(c).  Citizenship:

            Wilmington Trust Corporation is a Delaware corporation;
            Wilmington Trust Company is a Delaware banking corporation; Wilmington Trust of Pennsylvania is a Pennsylvania banking corporation;
            Wilmington Trust FSB is a Federal Savings Bank.
--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

            Common Stock
--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:

            971807-102
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Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
            or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [x] Bank as defined in Section 3(a)(6) of the Exchange Act.
         Wilmington Trust Company, Wilmington Trust of Pennsylvania and Wilmington Trust FSB are each Banks, and are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange
           Act.



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CUSIP No. 971807-102                   13G                    Page 7 of 9 Pages

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [x] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); Wilmington Trust Corporation is a Parent Holding Company

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [x] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB are a group.

If this statement is filed pursuant to Rule 13d-1(c), check this box.   [X]

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         Wilmington Trust Corporation:      3,969,778
         Wilmington Trust Company:          3,863,188
         Wilmington Trust of Pennsylvania:     24,432
         Wilmington Trust FSB:                 82,158

     (b) Percent of class:

         Wilmington Trust Corporation:        6.0%
         Wilmington Trust Company:            5.9%
         Wilmington Trust of Pennsylvania:    0.0%
         Wilmington Trust FSB:                0.1%

     (c) Number of shares as to which Wilmington Trust Corporation has:

         (i) Sole power to vote or to direct the vote: 2,515,298 shares


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CUSIP No. 971807-102                   13G                    Page 8 of 10 Pages

          (ii)  Shared power to vote or to direct the vote: 1,427,920 shares
          (iii) Sole power to dispose or to direct the disposition of: 1,343,874 shares
          (iv)  Shared power to dispose or to direct the disposition of:
                1,475,818 shares


          Number of shares as to which Wilmington Trust Company has:

          (i)   Sole power to vote or to direct the vote: 2,459,618
          (ii)  Shared power to vote or to direct the vote: 1,377,010
          (iii) Sole power to dispose or to direct the disposition of: 1,308,340
          (iv)  Shared power to dispose or to direct the disposition of:
                1,429,776


          Number of shares as to which Wilmington Trust of Pennsylvania has:

          (i)   Sole power to vote or to direct the vote: 19,964 shares
          (ii)  Shared power to vote or to direct the vote: 4,468 shares
          (iii) Sole power to dispose or to direct the disposition of: 19,964 shares
          (iv)  Shared power to dispose or to direct the disposition of:
                4,468 shares

          Number of shares as to which Wilmington Trust FSB has:

          (i)   Sole power to vote or to direct the vote: 35,716 shares
          (ii)  Shared power to vote or to direct the vote: 46,442 shares
          (iii) Sole power to dispose or to direct the disposition of:
                15,570 shares
          (iv)  Shared power to dispose or to direct the disposition of:
                41,574shares
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Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.
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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on by the Parent Holding Company.

         Wilmington Trust Company:         BK
         Wilmington Trust of Pennsylvania: BK
         Wilmington Trust FSB:             BK



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CUSIP No. 971807-102                   13G                    Page 9 of 10 Pages

Item 8.  Identification and Classification of Members of the Group.

         Wilmington Trust Corporation:     HC
         Wilmington Trust Company:         BK
         Wilmington Trust of Pennsylvania: BK
         Wilmington Trust FSB:             BK
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Item 9.  Notice of Dissolution of Group.

         Not Applicable.

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Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WILMINGTON TRUST CORPORATION
                                    WILMINGTON TRUST COMPANY
                                    WILMINGTON TRUST OF PENNSYLVANIA
                                    WILMINGTON TRUST FSB





                                    By: s/Michael A. DiGregorio
                                       ------------------------
                                    Michael A. DiGregorio
                                    Senior Vice President




Dated: February 3, 2004


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            WILMINGTON TRUST COMPANY
                            1100 North Market Street
                           Wilmington, Delaware 19890





February 3, 2004



United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Gentlemen/Ladies:

Pursuant to Rule 13d-1(b)(1) under the Securities Exchange Act of 1934, as amended, we are filing herewith in electronic format a Schedule 13-G reflecting beneficial ownership as of December 31, 2003 by Wilmington Trust Corporation and its bank subsidiaries, including Wilmington Trust Company, with respect to the following issuer and security:

         Wilmington Trust Corporation Common

Please contact me if there are any questions regarding this filing.


Sincerely,



/s/ Sharon L. Corbett
----------------------------
Sharon L. Corbett
Assistant Vice President and
Fiduciary Compliance Counsel

Telephone Number (302) 651-8378